K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 27, 2016
VIA EDGAR
Mr. Ed Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967) Responses to Comments on the Registration Statement on Form N-1A
Dear Mr. Bartz:
The following are responses to the comments that we received from you by telephone on January 8, 2016, regarding Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A (the “Registration Statement”) for the First Investors Strategic Income Fund (the “Fund”), a series of First Investors Income Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on November 25, 2015.  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Prospectus

1.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest up to 5% of its total assets in additional Underlying Funds not specifically described herein.” Disclose that any investments in additional Underlying Funds will be consistent with the investment objective, policies and principal risks of the Fund as described in the prospectus.

The Registrant confirms that the Fund will invest only in Underlying Funds that are consistent with the Fund’s investment objective and policies.  The Registrant will supplement the Fund’s prospectus or statement of additional information, as appropriate, to disclose any additional principal risks to which the Fund would be exposed in connection with investments in any additional Underlying Funds.  The Registrant is not aware of any specific Form N-1A or federal securities law requirements to disclose such information.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission
January 27, 2016

2.	The “Principal Investment Strategies” section of the Fund Summary states that “[a]n Underlying Fund may, at times, engage in short-term trading.” Disclose that short-term trading may result in high portfolio turnover.

The Registrant has made the requested change.

3.	In the “Principal Risks” section of the Fund Summary, revise the disclosure under “industry concentration risk” to remove the reference to the real estate industry or, alternatively, specify which Underlying Fund is concentrated in the real estate industry.

The Registrant has removed the reference to the real estate industry.

4.	“The Fund in Greater Detail” section of the prospectus states that “[t]he Fund’s investment objective is non-fundamental, which means that the Board of Trustees may change the Fund’s investment objective without shareholder approval.” Supplementally, discuss the type of notice the Fund will provide to shareholders if the Fund’s investment objective is changed.

The Registrant expects to supplement the Fund’s prospectus to notify shareholders of any material change in the Fund’s investment objective.

5.	“The Fund in Greater Detail” section of the prospectus states that the First Investors International Opportunities Bond Fund intends to maintain a weighted average portfolio quality of A- or better. Remove the reference to weighted average portfolio quality pursuant to guidance from the Financial Industry Regulatory Authority.

The Registrant has made the requested change.

6.	“The Fund in Greater Detail” section of the prospectus includes an example of duration for the First Investors Limited Duration High Quality Bond Fund using a hypothetical 1% increase and decrease in interest rates for a portfolio of fixed income securities with an average weighted duration of three years. However, it is disclosed that the First Investors Limited Duration High Quality Bond Fund seeks to maintain an average weighted duration of two to six years. Revise the example to incorporate an average weighted duration of six years.

The Registrant has made the requested change.

Securities and Exchange Commission
January 27, 2016

Statement of Additional Information

7.	The “Investment Policies of the Fund” describes the Fund’s fundamental investment policy with respect to concentration. Disclose that the Fund will consider the investments of the Underlying Funds for the purposes of determining whether the Fund is concentrated in an industry.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to make the disclosure requested by the Staff.  Accordingly, the Registrant does not believe that the Fund is required to “look through” to the investments of the Underlying Funds to determine whether the Fund is concentrated in an industry.  The Registrant confirms that the Fund does not intend to use its investments in any Underlying Funds to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Fund’s fundamental investment policy with respect to concentration.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.